EXHIBIT 99.1

HEXO’s value brand Original Stash available in Ontario

Legal cannabis at black market prices

GATINEAU, Quebec, Nov. 28, 2019 (GLOBE NEWSWIRE) -- HEXO Corp (TSX: HEXO; NYSE: HEXO) (“HEXO” or the “Company”)  is proud to launch Original Stash, its new value brand, in Ontario on Black Friday (Friday, November 29, 2019). Adult-use consumers in Ontario will be able to purchase 28 grams (1 oz) of quality dried cannabis flower at black market prices, retailing at $140 ($5 per gram), including taxes.

“HEXO is disrupting the black market this Black Friday,” said Sebastien St-Louis, CEO and co-founder of HEXO. “We are committed to playing a valuable role in eliminating the illicit market and in protecting public health and safety. That’s why we are pleased to continue rolling out Original Stash across Canada, providing consumers with a quality product at a low price. Our experience with the launch of Original Stash in October demonstrates that there is a strong demand for this type of product.”

Illegal cannabis products can – and often do – contain heavy metals, pesticides, and other contaminants. Legal products are produced in a highly regulated environment and are rigorously tested. According to Statistics Canada’s latest National Cannabis Survey (published on August 15, 2019), over 40% of Canadians continue to purchase cannabis from illegal sources. One of the major factors that drive Canadians to purchase cannabis from the black market is price. Three-quarters of Canadians (76%) who consumed cannabis in the first half of 2019 cited quality and safety as an important consideration when purchasing cannabis, while 42% mainly considered price. With Original Stash, HEXO is competing directly with the black market and providing consumers with an affordable, controlled, quality product.

HEXO is launching OS.220, the second dried flower product to roll out from the Original Stash brand, in Ontario. OS.220 is a mid-THC Indica flower blend of two strains, available in a 28 g (1 oz) format. The Ontario Cannabis Store is poised to make Original Stash available on its webstore and to all licensed retailers in the province, who can in turn choose to carry the brand. HEXO’s Original Stash will be the first brand to be featured as part of the Ontario Cannabis Store’s inaugural homepage holiday campaign, in conjunction with Black Friday.

“Original Stash is providing consumers with 'quality weed at legit prices’,” added St-Louis. “Consistent, reliable and controlled products like this can play a major role in achieving the goals we set out nationally by legalizing cannabis just over a year ago: eliminating the illicit market and protecting public health and safety. We look forward to continuing to work with our regulators and partners to deliver on those objectives.”

About HEXO Corp
HEXO Corp is an award-winning consumer packaged goods cannabis company that creates and distributes innovative products to serve the global cannabis market. Through its hub and spoke business strategy, HEXO Corp is partnering with Fortune 500 companies, bringing its brand value, cannabinoid isolation technology, licensed infrastructure and regulatory expertise to established companies, leveraging their distribution networks and capacity. As one of the largest licensed cannabis companies in Canada, HEXO Corp operates facilities in Ontario and Quebec. The Company is also expanding internationally and has a foothold in Greece to establish a Eurozone processing, production and distribution centre. The Company serves the Canadian adult-use markets under its HEXO Cannabis, Up Cannabis and Original Stash brands, and the medical market under HEXO medical cannabis. For more information please visit hexocorp.com.

Forward-Looking Statements
This press release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws (“forward-looking statements”). Forward-looking statements are based on certain expectations and assumptions and are subject to known and unknown risks and uncertainties and other factors that could cause actual events, results, performance and achievements to differ materially from those anticipated in these forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results. A more complete discussion of the risks and uncertainties facing the Company appears in the Company’s Annual Information Form and other continuous disclosure filings, which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements as a result of new information or future events, or for any other reason.

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Jennifer Smith
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invest@HEXO.com
www.hexocorp.com

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